A Brand Like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Comm
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04012782

SEC MAIL RECEIVED FEB 11 2004 WASH. D.C. 158 SECTION PROCESSING

Datum / Date	2004-02-10	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED FEB 19 2004 THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel arranges a new credit facility".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

T. Kuehn H. Nicolas

dlw 2/13

Encl.

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaf auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(als persönlich haftende Gesellschafter)

Alois Linder, Dr. Lothar Steinebach,
Knut Weinke

K:\Kühn\SEC Schreiben\SEC 158-2004.doc

Thomas-Gerd Kuehn
09.02.2004 16:01
Entscheidung erforderlich ? ☐ ja

An: Christa Richardt-Straube/KGaA/HENKEL@Henkel KGaA
Kopie:
Thema: Press Release "Henkel arranges new credit facility"

b SEC

Gruss,

TK

VJC Corporate Matters
Phone: +49-211-797-8959
Fax: +49-211-798-2463
E-Mail: Thomas-Gerd.Kuehn@henkel.com
----- Weitergeleitet von Thomas-Gerd Kuehn/KGaA/HENKEL am 09.02.2004 16:00 -----

Vccmail
09.02.2004 14:03
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel arranges new credit facility"

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel arranges new credit facility", which we just distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press Release

Henkel arranges new credit facility

Duesseldorf/Germany – The Henkel Group arranges a 1.5 billion euros credit facility with BNP Paribas, Citigroup, Deutsche Bank, Dresdner Kleinwort Wasserstein and HSBC Bank plc.

In March 2004 a banking consortium will be formed and the credit facility will be distributed to various banks.

The credit facility is evenly split between tenors of 1 and 5 years and provides the Henkel Group with a flexible liquidity reserve.

On December 15, 2003, Henkel announced the signing of an agreement with The Dial Corporation under which Henkel will acquire all of the outstanding Dial-shares. The credit facility represents an integral part in general of the overall financial policy of Henkel and in particular of the financing concept for the intended Dial acquisition.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

February 9, 2004

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Contact
Henkel Group
Corporate Communications

Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-9208

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com
press.henkel.com

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